EXHIBIT 99.1

POET to Demonstrate Cutting-Edge Light Source and Industry-leading 1.6T Optical Engines for AI Applications at OFC Conference

Leading companies also to feature modules incorporating POET optical engines

TORONTO, March 25, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (TSX Venture: PTK; NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it plans to demonstrate its latest technology innovations and products at the Optical Fiber Communications (OFC) Conference, which will be held in San Francisco, California from April 1st to April 3rd, 2025. POET’s executive management team and engineers will be meeting customers and industry analysts at the Company’s booth No. 5315 during the Exhibition.

POET Blazar™ Demo (Invitation Only): Senior technical and executive management of select technology companies will have the opportunity to observe the highly anticipated POET Blazar prototype in private meetings with POET management. Built on the POET Optical Interposer™ platform, Blazar is a ground-breaking light source solution to power both co-packaged optics (CPO) and high-bandwidth, chip-to-chip, light-based data communications links. Named after an extremely bright galactic object, Blazar utilizes POET’s wafer-level chip-scale packaging technology to create a high-power, multi-channel light source as an alternative to traditional DFB laser-based solutions. Wafer-level chip-scale technology significantly lowers the cost of the light source, provides larger scale and better reliability, and promises to increase the effective supply of Indium Phosphide, a rare and limited compound semiconductor material commonly used as the light-producing element in lasers.

“Given the vast potential of our ELS (external light source) solution and the sensitive nature of the technology, we have opted to limit its exposure, which is why we are selecting a number of senior technologists and executives to an invitation-only viewing,” POET Chairman and CEO Dr. Suresh Venkatesan said. “The Blazar can transform the economies of scale for AI connectivity with an architecture that reduces costs and increases scale and manufacturing efficiency. With the massive amount of compute power that AI demands, we believe that the Blazar offers an economically superior solution to achieving next-generation performance. It is a crucial component to getting to 3.2T in pluggable optical modules and achieving the higher speeds, bandwidth and low-latency needed for chip-to-chip data communication links.”

POET Teralight™ 1.6T Optical Engine (Live Public Demo): In partnership with Mitsubishi Electric, POET will unveil its Teralight product line of 1.6T highly integrated transmit and receive optical engines offering a complete optical system-on-chip architecture that reduces cost and simplifies module design. The 1.6T transmit engine includes only four externally modulated laser chips, rather than the standard eight lasers for 1.6T transceivers, due to Mitsubishi Electric’s unique 2x200G EML laser design, a cost reduction in the most expensive transmit component. Built-in high-speed drivers, monitor photo diodes, a thermistor and optical multiplexers (for FR4 applications) make this the most highly integrated system-on-chip available on the market. The receive engine includes photo diodes, trans-impedance amplifiers (TIAs) and demultiplexers (for FR4 applications). The POET Optical Interposer design eliminates the use of wire bonds between devices, which reduces the RF crosstalk to achieve industry-leading performance at the highest speeds available on the market. The system-on-chip architecture allows customers to use the same board design for 1.6T DR8 and 2xFR4 pluggable modules, a feature unique to POET that eliminates the need for separate DR and FR engineering teams, which has been a standard development approach within the industry.

Leading Module Customers Incorporating POET Optical Engines: Among the leading suppliers offering modules based on POET’s optical engines, LuxshareTech will be demonstrating 400G and 800G DR and FR modules at OFC (Booth #4905) and Adtran (formerly ADVA) will demo a highly integrated Quattro 100G LR4 in their private demo room. Quattro LR4 integrates four instances of 100G LR4 into a single QSFP-DD form factor, quadrupling the density of 100G ports in 400G switch and routing platforms. This module has gained intense interest from both hyperscalers and telecom network providers for its performance and cost-effectiveness.

Product Showcase: POET will also have a product showcase of its current portfolio suite of optical engines and light sources at its booth. Some of those products have been designed into customer solutions that will be demonstrated at the POET booth as market-ready applications.

Lightwave Award: In addition, Company representatives will collect the recently announced Elite Score award at the Lightwave+BTR Innovations Reviews Reception, which is scheduled to be held at the Moscone Center in Rooms 307/308 on March 31, 2025 at 5:00 PM PST.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company's technology as well as the market acceptance, inclusion and timing of the Company's technology in current and future products, including with the Blazar light source and 1.6T optical engines featured in today’s announcement, and expectations regarding its successful development of high speed transceiver solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure to demonstrate the Blazar light source a 1.6T optical engines at the upcoming OFC Conference, failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI and datacom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, including those in today’s announcement, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/7d68dcbe-ead9-40e0-82ba-ddc1a655791c